August 9, 2019

Vicki Hollub
President and Chief Executive Officer
Occidental Petroleum Corporation
5 Greenway Plaza, Suite 110
Houston, TX 77046

       Re: Occidental Petroleum Corporation
           Registration Statement on Form S-4
           Filed August 1, 2019
           File No. 333-232932

Dear Ms. Hollub:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Anuja A. Majmudar, Attorney-Advisor, at 202-551-3844 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Natural
Resources
cc:    Nicholas Dorsey